UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Polaroid Holding Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73109X104

(CUSIP Number)

with copies to:
David Baer	David Baer	Owen C. Marx, Esq.
Petters Group Worldwide, LLC	Petters Consumer Brands, LLC	Dorsey & Whitney LLP
4400 Baker Road	4400 Baker Road	250 Park Avenue
Minnetonka, MN 55343	Minnetonka, MN 55343	New York, New York 10177
952-934-9918	952-934-9918	(212) 415-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73109X104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Petters Group Worldwide, LLC 04-3660362

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 18,521,400*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,521,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 53%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73109X104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Petters Consumer Brands, LLC 02-0666301

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 18,521,400*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,521,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 53%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Polaroid Common Stock"), of Polaroid Holding Company, a Delaware corporation ("Polaroid"). The address of Polaroid's principal executive offices is 1265 Main Street, Waltham Massachusetts 02451.

Item 2.	Identity and Background

(a)-(c)     This statement is being filed by Petters Group Worldwide, LLC, a Delaware limited liability corporation (“Parent”) and Petters Consumer Brands, LLC, a Delaware limited liability corporation (“Purchaser”). The address of both Parent’s and Purchaser’s principal office and principal place of business is 4400 Baker Road, Minnetonka, MN 55343.  Parent creates, develops and invests in companies that manufacture, procure and market merchandising solutions for key growth markets.  Parent’s core portfolio includes a growing list of retail and wholesale companies which include direct marketing companies uBid.com and Fingerhut Direct Marketing.  Parent’s entities represent operations in the United States, Europe, Latin America, China, Japan and Mexico.  Purchaser, a wholly owned independent operating company of Parent, creates partnerships with global manufacturers to develop products and brand extensions for distribution through retail, Internet, catalog, and specialty channels.

For information with respect to the name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each governor and member of Parent and Purchaser (hereinafter, the “Related Persons”), see Schedule A attached hereto which is specifically incorporated herein by reference. To the knowledge of Parent and Purchaser, all such Related Persons are citizens of the United States.

(d)-(e)     During the last five years neither Parent or Purchaser nor, to the knowledge of Parent or Purchaser, any Related Persons named on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreement described in Item 4 of this statement (the terms of which are hereby incorporated by reference) was entered into by Parent, Purchaser and One Equity Partners LLC (the "Stockholder") as an inducement to Purchaser to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Neither Parent nor Purchaser paid additional consideration to the Stockholder in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholder granted Parent and Purchaser an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement. The consideration is described in Item 4 below.
Item 4.	Purpose of Transaction

(a)-(b)     On January 7, 2005, Parent, Purchaser and Polaroid entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Purchaser with and into Polaroid (the "Merger"), with Polaroid surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"), upon the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of Polaroid Common Stock (other than Polaroid Common Stock owned by or Purchaser or Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $12.08 in cash in accordance with the terms and conditions of the Merger Agreement. If Polaroid sells its IDP business prior to the Effective Time, or within 60 days after the Effective Time pursuant to a definitive agreement entered into prior to the Effective Time, and the proceeds from the sale of the IDP business exceed certain thresholds, Polaroid has the right to dividend such excess proceeds to its shareholders prior to the Merger or, failing that, each shareholder will receive in the Merger a contingent value right entitling the holder to a pro rata portion of such excess proceeds.  A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce Purchaser to enter into the Merger Agreement, Parent, Purchaser and the Stockholder entered into a Voting Agreement, dated as of January 7, 2005 (the "Voting Agreement").   Pursuant to the Voting Agreement, the Stockholder has agreed, among other things, (a) to vote all the shares of Polaroid Common Stock owned by it (i) in favor of the adoption of the Merger Agreement and the approval of the Merger, and in favor of the other transactions contemplated by the Merger Agreement, (ii) in favor of any other matter directly relating to the consummation of the transactions contemplated by the Merger Agreement and (iii) to exercise its contractual “drag along” right to require certain other stockholders, including all directors and executive officers of the Company, to vote their shares in favor of the Merger; (b) during the period from the date of the Voting Agreement until any termination of the Voting Agreement in accordance with its terms, not to (except as contemplated by the Voting Agreement) (i) other than pursuant to the Merger, sell, pledge, encumber, assign, transfer, grant an option with respect to or otherwise dispose of any or all of the Shares (as defined in the Voting Agreement) owned by the Stockholder (or any interest therein), (ii) deposit any Shares or any interest in such Shares into a voting trust or enter into a voting agreement or arrangement with respect to any Shares or grant any proxy with respect thereto (other than as contemplated by the Voting Agreement, or (iii) enter into any contract, commitment, option or other arrangement or undertaking (other than the Merger Agreement) with respect to the direct or indirect acquisition or sale, assignment, pledge, encumbrance, transfer, option with respect to, or other disposition of any Shares.  The Voting Agreement terminates upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date upon which the Polaroid Board of Directors approves or recommends a Superior Proposal (as defined in the Merger Agreement), (iii) the Effective Time and (iv) any material amendment to the Merger Agreement without the prior written consent of the Stockholder.  A copy of the Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

(c) Not applicable.

(d)           Upon consummation of the Merger, (i) the sole director of the Surviving Corporation shall be Thomas J. Petters, and (ii) the officers of the Surviving Corporation shall be Thomas J. Petters, Chairman; J. Michael Pocock, President and Chief Executive Officer; William L. Flaherty, Executive Vice President and Chief Financial Officer; and Thomas S. Hay, Secretary and Treasurer, in each case until their respective successors are duly elected or appointed and qualified .

(e)-(f) Not applicable.
(g) Not applicable.
(h)-(i) Upon consummation of the Merger, Polaroid Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)            Other than as described above, Parent and Purchaser currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Parent and Purchaser reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b)          As of January 7, 2005, the shares of common stock subject to the Voting Agreement consisted of 18,521,400 shares of Polaroid Common Stock and represented approximately 53% of the issued and outstanding shares of Polaroid Common Stock as of January 5, 2005, based on Polaroid's representation in the Merger Agreement that there were 34,956,069 shares of Polaroid Common Stock outstanding as of that date. By virtue of the Voting Agreement, Parent and Purchaser may be deemed to share with the Stockholder the power to vote shares of Polaroid Common stock subject to the Voting Agreement. However, neither Parent or Purchaser is entitled to any rights as a stockholder of Polaroid as to the shares of Polaroid Common Stock covered by the Voting Agreement. As a result of the Voting Agreement, Parent or Purchaser may be deemed to be the beneficial owner of 18,521,400 shares, or approximately 53%, of Polaroid Common Stock.

Pursuant to Rule 13d-4 under the Act, Parent and Purchaser hereby states that this Schedule 13D shall not be deemed an admission that Parent and Purchaser are, or for purposes of Section 13(d) of the Act, the beneficial owners of any of the equity securities of Polaroid that are subject to the Voting Agreement. Except as set forth in this Item 5, neither Parent or Purchaser nor, to the best of Parent’s or Purchaser’s knowledge, any Related Person identified on Schedule A hereto, beneficially owns any shares of Polaroid Common Stock.

(c)           Except as described in this Schedule 13D, there have been no transactions in the shares of Polaroid Common Stock effected by Parent or Purchaser or, to the best of Parent’s or Purchaser’s knowledge, any Related Person identified on Schedule A hereto, during the last 60 days.

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Parent and Purchaser anticipate they will acquire the entire equity interest in Polaroid pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Parent, Purchaser or, to the best of Parent’s and Purchaser's knowledge, any person listed on Schedule A hereto, and any person with respect to Polaroid Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.  Agreement and Plan of Merger, dated as of January 7, 2005 among Parent, Purchaser and Polaroid (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Polaroid filed on January 10, 2005).

Exhibit 2.  Voting Agreement, dated as of January 7, 2005 among Parent, Purchaser and the Stockholder (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Polaroid filed on January 19, 2005 ).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2005
PETTERS GROUP WORLDWIDE, LLC

	By:	/s/ Thomas J. Petters
Name: Thomas J. Petters
Title: Governor and Chairman

PETTERS CONSUMER BRANDS, LLC

	By:	/s/Thomas J. Petters
Name: Thomas J. Petters
Title: Governor and Chairman

SCHEDULE I

The business address of each member and governor of Petters Group Worldwide, LLC and Petters Consumer Brands, LLC is 4400 Baker Road, Minnetonka, MN 55343.

Board of Governors and Members of Petters Group Worldwide, LLC

Name	Position

Thomas J. Petters	Sole member, Governor and Chairman

Thomas S. Hay	Governor

Stuart R. Romenesko	Governor

Board of Governors and Members of Petters Consumer Brands, LLC

Name	Position

Petters Group Worldwide, LLC	Sole Member

Thomas J. Petters	Governor and Chairman

Thomas S. Hay	Governor

Stuart R. Romenesko	Governor

Michael L. O’ Shaughnessy	Governor

Lorence Harmer	Governor

EXHIBIT INDEX

1.             Agreement and Plan of Merger, dated as of January 7, 2005 among Parent, Purchaser and Polaroid (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Polaroid filed on January 10, 2005).

2.             Voting Agreement, dated as of January 7, 2005 among Parent, Purchaser and the Stockholder (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Polaroid filed on January 19, 2005 ).